UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                               September 19, 2018

  Via E-Mail
  Michael E. Lubowitz, Esq.
  Weil, Gotshal & Manges LLP
  767 Fifth Avenue
  New York, NY 10153

          Re:     Blue Bird Corporation
                  Schedule TO-I filed September 14, 2018
                  SEC File No. 005-87838

  Dear Mr. Lubowitz:

        We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Offer to Purchase

  1. Your offer is currently a single offer made for an aggregate amount, in value, of two classes of securities without specifying the amount of securities you are seeking to purchase in each class. This does not meet the requirements of Item 4 of Schedule TO and Rule 1004 of Regulation M-A, which require you to state the total number of securities of each class that you are seeking to purchase in the offer. Please revise and advise us as to how you plan to insure that all shareholders have the required information for the full twenty business days the offer is open.

  Conditions of the Offer, page 26

  2. We note that the offer is not completely financed and is subject to the Financing
          Condition. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information
 Michael E. Lubowitz, Esq.
Weil, Gotshal & Manges LLP
September 19, 2018
Page 2

       previously disclosed when the offer becomes fully financed. Under Rule
13e-
       4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4 (e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer.
       Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and
       24296 (April 3, 1987).

       We remind you that you are responsible for the accuracy and adequacy of your disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                             Sincerely,

                                             /s/ Daniel F. Duchovny
                                             Daniel F. Duchovny
                                             Special Counsel
                                             Office of Mergers and Acquisitions